April 3, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Susan Min and Sara D. Kalin

Re:

Mortgage Asset Securitization Transactions, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed March 28, 2006
File No. 333-130373

Dear Ms. Min and Ms. Kalin:

On March 28, 2006 (the “Submission Date”), our client, Mortgage Asset Securitization Transactions, Inc. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Amendment No. 2 to Registration Statement on Form S-3, including a representative form of a prospectus supplement for use in offering a series of asset-backed certificates (“Prospectus Supplement #1”), a representative form of a prospectus supplement for use in offering a series of asset-backed notes (“Prospectus Supplement #2”),  a representative form of a prospectus supplement for use in offering asset-backed certificates relating to a pool of underlying securities (“Prospectus Supplement #3”) and a base prospectus (the “Base Prospectus,” and together with Prospectus Supplement #1 and Prospectus Supplement #2, the “Documents”).  On March 31, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.  Please note that our responses to each Comment to any of the Base Prospectus and/or the Prospectus Supplements have been applied universally, if applicable.

General

1.

Comment:  Please confirm that you will file unqualified tax and legal opinions at the time of each takedown.

Response: We hereby confirm, on behalf of the Company, that unqualified legal and tax opinions will be filed at the time of each takedown.

2.

Comment:  When referring to transaction parties, please use the terminology set out in Regulation AB.  Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity.  For example, we note that while you have use the term “issuing entity” in some places, you still refer to the “trust” in several places on the cover of prospectus supplements one and three and on the cover page of your base prospectus.  Please revise throughout the filing as appropriate.

Response:  We have reviewed Item 1101(f) of Regulation AB and have revised the description of transaction parties in the Documents to conform with the terminology set out therein.

Prospectus Supplement No. 1

Summary, page S-7

3.

Comment:  We reissue comment 3 of our letter dated March 21, 2006, in part.  Please revise to provide the percentage of the asset pool represented by the prefunding account, as required by Item 1103(a)(5)(iv).  Additionally, it does not appear that your second prospectus supplement was revised to illustrate the information you would provide in response to Item 1103(a)(5), if applicable.  Revise accordingly.

Response:  We have revised Prospectus No. 1 to provide the percentage of the asset pool represented by the prefunding account.  In addition, we have revised Prospectus No. 2 to include information regarding prefunding pursuant to Item 1103(a)(5).

Delinquency and Loss Information

4.

Comment:  While we note your statement that no loan has been delinquent more than 60 days since origination, as the brackets surrounding this statement indicate that this information may change, please revise your delinquency table to present delinquency  information in 30-31 day increments through the date of charge-off.  See Items 1111(c) and 1100(b)(1) of Regulation AB.  You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.  Please also make corresponding changes to your second and third prospectus supplements to provide the form of delinquency disclosure you would provide, if applicable.  Finally, please confirm your understanding that you are required to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgaged-backed securities.

Response:  We have revised Prospectus Supplement No 1 to present delinquency information in 30-31 day increments through the date of charge-off.  In addition, we have revised Prospectus Supplement No 2 and Prospectus Supplement No 3 to provide the form of delinquency disclosure in 30-31 day increments through the date of charge-off.  Finally, we hereby confirm, on behalf of the Company, that we understand that we are required to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgaged-backed securities.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney

cc:

Mr. Gregory D. Walker, Esq.